                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________


                          Commission file number 1-7006


                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                          (FORMERLY BRUSH WELLMAN INC.
                          SAVINGS AND INVESTMENT PLAN)
                            (Full Title of the Plan)


                         BRUSH ENGINEERED MATERIALS INC.
                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                           BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN




                           By /s/ Michael C. Hasychak
                              Vice President, Treasury and Secretary
                              Brush Engineered Materials Inc.




Date:   June 28, 2001

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                    (FORMERLY BRUSH WELLMAN INC. SAVINGS AND
                                INVESTMENT PLAN)




REQUIRED INFORMATION
--------------------

                                                                       Page No.

            Report of Independent Auditors                                1

            Statements of Net Assets Available for Benefits -
            December 31, 2000 and December 31, 1999                       2

            Statement of Changes in Net Assets Available for
            Benefits - Year Ended December 31, 2000                       3

            Notes to Financial Statements                               4-10

            Schedules required to be filed under ERISA

            a.  Schedule H, Line 4i, Schedule of Assets (Held
                at End of Year)                                          11

            b.  Schedule H, Line 4j, Schedule of Reportable
                Transactions                                             12

            Exhibits

            23.1  Consent of Ernst & Young LLP, Independent Auditors     13

                         Report of Independent Auditors


Plan Administrator
Brush Engineered Materials Inc. Savings and Investment Plan


We have audited the accompanying statements of net assets available for benefits of the Brush Engineered Materials Inc. Savings and Investment Plan (formerly Brush Wellman Inc. Savings and Investment Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP




Cleveland, Ohio
June 21, 2001

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
                      (FORMERLY BRUSH WELLMAN INC. SAVINGS
                              AND INVESTMENT PLAN)
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                         DECEMBER 31
                                                    2000           1999
                                                ------------   ------------
ASSETS

Cash                                                           $      1,012
Investments                                     $126,225,677    125,850,633

Contribution receivables:
    Employer                                          61,258         81,157
    Participants                                     182,837        243,050
                                                ------------   ------------
Total contribution receivables                       244,095        324,207
                                                ------------   ------------

Dividends and interest receivable                    148,531        235,823
Pending purchases                                     54,261         53,908
                                                ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS               $126,672,564   $126,465,583
                                                ============   ============


See accompanying notes to financial statements.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2000

ADDITIONS

Investment Income:
   Net appreciation in fair value of investments                    $    402,651
   Interest and dividends                                              1,371,596
                                                                    ------------
                                                                       1,774,247

Contributions:
   Participants                                                        8,027,141
   Employer                                                            2,692,681
   Other / Rollover                                                       82,946
                                                                    ------------
                                                                      10,802,768
                                                                    ------------

Total additions                                                       12,577,015

DEDUCTIONS

Benefits paid directly to participants                                12,370,034
                                                                    ------------

Net increase                                                             206,981

Net assets available for benefits:
   Beginning of year                                                 126,465,583
                                                                    ------------

   End of year                                                      $126,672,564
                                                                    ============


See accompanying notes to financial statements.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
                        AND YEAR ENDED DECEMBER 31, 2000


NOTE A - DESCRIPTION OF THE PLAN

The following description of the Brush Engineered Materials Inc. Savings and Investment Plan (formerly Brush Wellman Inc. Savings and Investment Plan) (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Effective October 2, 2000 the trustee of the Plan changed from The Northern Trust Company to the Fidelity Management Trust Company.

GENERAL

The Plan is a defined contribution plan which covers certain eligible employees of Brush Engineered Materials Inc. (Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective May 16, 2000, through a merger, Brush Wellman Inc. became a wholly-owned subsidiary of a holding company, Brush Engineered Materials Inc. Accordingly, Amendment Number 10 to the Brush Wellman Inc. Savings and Investment Plan was adopted effective May 16, 2000 and it changed the name of the Plan to "The Brush Engineered Materials Inc. Savings and Investment Plan". The merger resulted in the reorganization of the Company's capital stock and corporate structure. The merger did not change the operation of the Plan.

CONTRIBUTIONS

The Plan provides for basic contributions on behalf of employees up to 6% of their earnings through either salary reduction or employee after-tax contributions. Basic contributions are matched by the Company at the rate of 50% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to 100%) by action of the Company's Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 9% of earnings which are not matched by Company contributions and which may be made in any combination of salary reduction and/or after-tax contributions.

An employee's contributions made to the Plan on a salary reduction basis may not exceed certain maximum amounts. The maximum amount was $10,500 in 2000.

Prior to October 2, 2000 participants could direct their basic, supplemental and transfer contributions (as described in the Plan) to be invested in one or more of the following: Large Cap Growth Fund, International Fund, Large Cap Value Fund, S&P 500 Index Fund, Asset Allocation Fund, Fixed Income Fund, Money Market Fund and the Company Stock Fund in increments of 1%. All Company matching contributions were invested in the Company Stock Fund except with respect to participants age 55 or older who may transfer such contributions to other investment funds. Amendment No. 11 to the Brush Engineered Materials Inc. Savings and Investment Plan was adopted effective October 2, 2000. The following are the relevant changes as a result of the adoption of this Amendment:

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED




         -    The Plan accepts rollover contributions from other qualified plans
         - The Company's matching contributions made on or after September 24, 2000 are no longer required to be invested in the Company Stock Fund.
         - Two new asset classes have been added as investment options; they are the Small Cap Growth Fund and the Life Cycle Funds.


PAYSOP FEATURE

The Plan, as originally adopted, included a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

VESTING

All employee and Company matching contributions are fully vested at all times.

PARTICIPANT LOANS

A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by the participant's interest in his account and evidenced by a promissory note executed by the participant.

PAYMENT OF BENEFITS

At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee's account plus or minus any net gain or loss thereon.

The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one of the following methods as elected by the participant:

        (i)     Lump sum payment in cash; or

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



         (ii) Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP Fund will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash.


INSURANCE POLICIES
Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Investments are stated at fair value. Investment in securities traded on national securities exchanges are valued at the latest reported closing price. The shares of registered investment companies are value at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investment in participation units of the money market funds are stated at fair value as determined by the Trustee. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

RECLASSIFICATION

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                                               Net Realized
                                                                                              and Unrealized
                                                                                               Appreciation
                                                                                             (Depreciation) in
                                                                                               Fair Value of
                                                                                                Investments
                                                                                            --------------------

        Brush Engineered Materials Inc. Common Stock                                                $ 4,558,613
        Shares of registered investment companies                                                    (4,155,962)
                                                                                            --------------------
                                                                                                      $ 402,651
                                                                                            ====================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                      December 31
                                                                           2000                       1999
                                                                    -------------------         ------------------
        Janus Fund                                                                                 $ 32,515,635
        Templeton Foreign Fund                                                                        9,294,065
        PFAMCO Equity Income Fund                                                                     9,533,826
        Northern Trust Collective Stock Index Fund                                                   21,996,415
        Vanguard Asset Allocation Fund                                    $ 11,255,716               11,538,097
        PIMCO Total Return Fund                                              7,275,279                7,451,147
        Northern Trust Short-Term
           Investment Fund                                                                            8,715,248
        Brush Engineered Materials Inc. Common Stock*                       24,557,529               21,398,614
        TORRAY Fund                                                          9,300,955
        Fidelity Blue Chip Growth Fund                                      30,921,259
        Fidelity Diversified International Fund                              8,033,005
        Fidelity Money Market Trust: Retirement
           Money Market Portfolio                                            8,585,349
        Spartan U.S. Equity Index Fund                                      19,390,865


*Nonparticipant-directed

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

The Brush Engineered Materials Inc. Common Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                                                    December 31
                                                                           2000                    1999
                                                                    -------------------     --------------------
        Net assets:
           Brush Engineered Materials Inc. Common Stock                   $ 24,557,529             $ 21,398,614
           Employee Benefits Money Market Fund                                 444,040                   18,971
           Contribution receivables:
              Employer                                                           5,608                   81,157
              Participants                                                      15,167                   14,694
           Income receivable                                                   148,531                  153,453
           Pending purchases                                                    54,261                   53,908
                                                                    -------------------     --------------------
                                                                          $ 25,225,136             $ 21,720,797
                                                                    ===================     ====================


                                                                                                Year Ended
                                                                                             December 31, 2000
                                                                                            -------------------
        Changes in net assets:
           Contributions                                                                            $ 2,399,192
           Interest                                                                                      12,414
           Dividends                                                                                    604,130
           Net realized and unrealized appreciation in fair value                                     4,558,613
           Distributions to participants                                                             (1,508,900)
           Net transfers to participant-directed investments                                         (2,561,110)
                                                                                            --------------------
                                                                                                    $ 3,504,339
                                                                                            ====================

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 30, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE F - TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal, accounting, and administrative expenses of the Plan are paid by the Company. Other than as described above or pursuant to the trust agreement, the Plan did not have any agreements or transactions with parties-in-interest.

During 2000, the Plan had the following transactions related to shares of Brush Engineered Materials Inc. Common Stock.

Purchases                $2,912,376
Sales                     4,354,922
Dividend income             604,130

                         BRUSH ENGINEERED MATERIALS INC.
                           SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                        EIN-34-0119320 PLAN NUMBER - 003
                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000

                                                                  DESCRIPTION                                         CURRENT
                            IDENTITY OF ISSUE                    OF INVESTMENT                   COST                  VALUE
                            -----------------                    -------------                   ----                  -----

Brush Engineered Materials Inc. Common Stock*                   1,216,472 shares              $22,867,565               $24,557,529

Shares of registered investment companies:

        Vanguard Asset Allocation Fund                        475,526.657 shares                                         11,255,716

        PIMCO Total Return Fund                               700,219.348 shares                                          7,275,279

        Franklin Small Cap Growth Fund                         33,719.083 shares                                          1,326,172

        TORRAY Fund                                           233,751.060 shares                                          9,300,955

        Fidelity Blue Chip Growth Fund*                       600,063.248 shares                                         30,921,259

        Fidelity Diversified International Fund*              366,135.157 shares                                          8,033,005

        Fidelity Freedom Income Fund*                              79.870 shares                                                892

        Fidelity Freedom 2000 Fund*                            10,539.070 shares                                            124,466

        Fidelity Freedom 2010 Fund*                            42,286.569 shares                                            585,246

        Fidelity Freedom 2020 Fund*                            42,262.217 shares                                            615,338

        Fidelity Freedom 2030 Fund*                            16,654.492 shares                                            249,817

        Fidelity Freedom 2040 Fund*                            16,005.141 shares                                            140,045

        Spartan U.S. Equity Index Fund                        414,246.211 shares                                         19,390,865
                                                                                                                --------------------
                                                                                                                         89,219,055

Money market funds:

        Fidelity Employee Benefits Money Market Fund*              444,040 units                  444,040                   444,040

        Fidelity Money Market Trust: Retirement Money
           Market Portfolio*                                 8,585,348.600 shares                                         8,585,349
                                                                                                                --------------------
                                                                                                                          9,029,389


Participant Promissory Notes *                                  5.11% to 10.55%
                                                              with maturity dates
                                                                 through 2015                                             3,419,704
                                                                                                                --------------------

                                                                                                                       $126,225,677
                                                                                                                ====================

        * Party-in-interest to the Plan.

           BRUSH ENGINEERED MATERIALS INC. SAVINGS AND INVESTMENT PLAN
            (FORMERLY BRUSH WELLMAN INC. SAVINGS AND INVESTMENT PLAN)
                        EIN 34-0119320 PLAN NUMBER - 003

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 2000

                                                                                                   CURRENT VALUE
                                                                                                    OF ASSET ON
                                       DESCRIPTION       PURCHASE       SELLING       COST OF       TRANSACTION      NET GAIN
IDENTITY OF PARTY INVOLVED              OF ASSET          PRICE          PRICE         ASSET           DATE          OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

Brush Engineered Materials Inc.*      Common Stock      $2,912,376                   $2,912,376     $2,912,376
                                                                      $4,354,922      4,398,551      4,354,922       ($43,629)


There were no category (i), (ii) or (iv) reportable transactions during 2000.


*Party-in-interest to the Plan.